Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-153882
Dated October 8, 2008

Explanatory Note

The following text is an excerpt from UBS AG’s website entitled “Auction Rate Securities Solution.”  The following text explains, among other things, how holders of certain auction rate securities, or ARS, may use an online tool to determine the current interest rate or dividend yield of their ARS.  The following text and the online tool are available at: http://www.ubs.com/auctionratesecurities.

Auction Rate Securities Solution

As part of our continuing effort to restore liquidity to clients who own auction rate securities (ARS), UBS is pleased to offer clients a way to liquidate certain of their ARS.

Our Solution

UBS is offering a solution that gives eligible clients the right to hold their ARS and continue to accrue interest or dividends as determined by the auction process, or to sell their ARS securities back to UBS at par. This is a limited time offer that expires on November 14, 2008. Please see the security’s prospectus for more information (link).

Accepting the Offering

If you are eligible for this offer, you should have received a letter in October with instructions on how to accept the offer. The form must be received by UBS by November 14, 2008.

The letter also outlined the offering period during which you can choose to hold your ARS and continue accrue interest and dividends or sell them to UBS at par. If you did not receive a letter and believe you are eligible for the offer, please contact your Financial Advisor or Branch Manager. Please see the security’s prospectus for more information (link).

Check the Current Interest or Yield on Your ARS Holdings

Clients who are eligible for this offer also received a list of their eligible ARS holdings, with unique security identifiers known as CUSIPs and their corresponding statement descriptions. To determine the current interest rate or dividend yield that your ARS are earning (as of the security’s most recent auction date), enter the nine-digit CUSIP number for each security using the online tool in the right column. Please see the security’s prospectus for more information (link).

Other Features of this Solution

If you accept the settlement offer and you need liquidity before your offer period begins, UBS will provide “no net cost” loans generally up to the par value of your ARS. Please see the offer’s prospectus for the terms and conditions of a “no net cost” loan (link).

UBS will also reimburse all clients who participated in previous ARS loan programs at UBS for the difference between the cost of the loan and interest paid on the ARS.

Contact Us

If you have questions about the offer, please contact your UBS Financial Advisor or Branch Manager.

UBS AG has filed a registration statement (including prospectuses) with the SEC for the offering to which this communication relates. Before you make an investment decision, you should read the prospectus in that registration statement that relates to the Series of ARS Rights that have been offered to you and other documents UBS AG has filed with the SEC for more complete information about UBS AG and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, UBS will arrange to send you the prospectus if you request it by calling toll-free 1-800-253-1974.

ARS Lookup Tool

Enter up to 10 CUSIPs. A page displaying the current interest rates/dividends will be shown.

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Please be sure to click the “Submit” button when complete.

This information is provided for informational purposes only and is not be used or construed as an indicator of future performance, an offer to sell, a solicitation of an offer to buy, or a recommendation for any security.

UBS AG has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you make an investment decision, you should read the prospectus in that registration statement and other documents that UBS has filed with the SEC for more complete information about UBS and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or by calling UBS’s ARS Client Service Center at +1-800-253-1974.